Exhibit 99.1

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$8,861,590	$5,285,247
Short-term investments	2,527,603	13,219,005
Accounts receivable, net	14,384,228	10,667,603
Due from related parties	-	61,678
Inventories, net	3,386,052	3,343,266
Advance to suppliers	368,960	180,643
Prepayment for acquisition	3,462,460	3,426,535
Prepaid expenses and other current assets	539,240	590,377
TOTAL CURRENT ASSETS	33,530,133	36,774,354

Property, plant and equipment, net	3,522,997	3,699,965
Prepayments made to a related party for purchase of property	2,215,974	2,192,982
Prepayments for construction in progress	9,225,725	9,092,996
Intangible assets, net	147,652	148,584
Investment in equity securities	692,492	685,307
Deferred tax assets	-	656,980
Prepaid expenses-related party, non-current	96,141	35,864
TOTAL NONCURRENT ASSETS	15,900,981	16,512,678

TOTAL ASSETS	$49,431,114	$53,287,032

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$4,431,949	$5,482,456
Accounts payable	7,763,981	4,585,285
Taxes payable	172,374	434,758
Due to related parties	5,515,160	540,096
Accrued expenses and other current liabilities	2,726,078	2,711,736
TOTAL CURRENT LIABILITIES	20,609,542	13,754,331

Long-term bank loans	2,077,476	-
TOTAL LIABILITIES	22,687,018	13,754,331

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01875 par value, 166,666,666 shares authorized, 3,645,974 and 3,625,000 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	68,362	67,969
Additional paid in capital	29,278,766	29,279,159
Statutory reserve	2,439,535	2,439,535
Retained earnings	(2,942,153)	10,159,304
Accumulated other comprehensive loss	(2,100,414)	(2,413,266)
TOTAL SHAREHOLDERS’ EQUITY	26,744,096	39,532,701

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$49,431,114	$53,287,032

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2024	2023

REVENUE	$12,884,370	$18,467,186
COST OF REVENUE AND RELATED TAX	9,515,039	12,339,044
GROSS PROFIT	3,369,331	6,128,142

OPERATING EXPENSES
Selling expenses	4,054,357	2,330,508
General and administrative expenses	968,608	1,380,053
Research and development expenses	86,503	2,268,335
Total operating expenses	5,109,468	5,978,896

INCOME (LOSS) FROM OPERATIONS	(1,740,137)	149,246

OTHER INCOME (EXPENSES)
Interest expense, net	(136,613)	(74,569)
Other income, net	152,027	17,323
Realized (loss) gain on short-term investments	(3,094,084)	166,931
Change in fair value of short-term investments	(7,617,502)	-
Total other (loss) income, net	(10,696,172)	109,685

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(12,436,309)	258,931

PROVISION FOR INCOME TAXES	665,148	974,358

NET LOSS	(13,101,457)	(715,427)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	312,852	1,399,775
COMPREHENSIVE (LOSS) INCOME	$(12,788,605)	$684,348

Earnings per ordinary share - basic and diluted	$(3.59)	$(0.20)
Weighted average shares - basic and diluted	$3,645,974	$3,625,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserve	Earnings	Income	Total
Balance at September 30, 2022	3,625,000	$67,969	$29,279,159	$2,439,535	$16,322,365	$(1,666,705)	$46,442,323
Net loss	-	-	-	-	(715,427)	-	(715,427)
Foreign currency translation adjustment	-	-	-	-	-	1,399,775	1,399,775
Balance at March 31, 2023	3,625,000	$67,969	$29,279,159	$2,439,535	$15,606,938	$(266,930)	$47,126,671

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserve	Earnings	Income	Total
Balance at September 30, 2023	3,625,000	$67,969	$29,279,159	$2,439,535	$10,159,304	$(2,413,266)	$39,532,701
Reverse share-split adjustment	20,974	393	(393)	-	-	-	-
Net loss	-	-	-	-	(13,101,457)	-	(13,101,457)
Foreign currency translation adjustment	-	-	-	-	-	312,852	312,852
Balance at March 31, 2024	3,645,974	$68,362	$29,278,766	$2,439,535	$(2,942,153)	$(2,100,414)	$26,744,096

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (UNAUDITED)

	For the Six Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(13,101,457)	$(715,427)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,860	257,781
Gain from disposal of fixed assets	-	(115)
Changes in allowance for doubtful accounts	(265,530)	-
Changes in inventory reserve	(34,303)	(84,956)
Deferred income tax provision	665,148	556,867
Realized loss (gain) on short-term investments	3,094,084	(166,931)
Change in fair value of short-term investments	7,617,502	-
Changes in operating assets and liabilities:
Accounts receivable	(3,346,205)	(1,763,903)
Inventories	26,553	(488,746)
Advance to suppliers, net	(186,782)	(187,460)
Prepaid expenses and other current assets	57,436	(220,969)
Prepaid expenses-related party, non-current	(60,016)	-
Accounts payable	3,136,661	7,928,308
Taxes payable	(267,456)	149,684
Accrued expenses and other current liabilities	(14,116)	(465,431)
Net cash (used in) provided by operating activities	(2,429,621)	4,798,702

Cash flows from investing activities:
Purchases of property and equipment	(30,189)	(646)
Prepayments for construction in progress	(37,467)	-
Purchase of short-term investments	(313,541)	-
Sale of short-term investments	313,541	-
Net cash used in investing activities	(67,656)	(646)

Cash flows from financing activities:
Proceeds from bank loans	2,081,483	1,146,776
Repayment of bank loans	(1,110,124)	(1,146,776)
Proceeds from related party borrowings	5,096,373	2,080,918
Net cash provided by financing activities	6,067,732	2,080,918

Effect of changes of foreign exchange rates on cash	5,888	364,084
Net increase in cash	3,576,343	7,243,058
Cash, beginning of period	5,285,247	5,711,458
Cash, end of period	$8,861,590	$12,954,516

Supplemental disclosure of cash flow information
Cash paid for interest	$148,860	$90,044
Cash paid for income tax	$969,914	$575,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Universe Pharmaceuticals INC (“Universe INC” or the “Company”) was incorporated under the laws of the Cayman Islands on December 11, 2019 as an exempted company with limited liability.

Universe INC owns 100% equity interest of Universe Pharmaceuticals (International) Group (“Universe HK”), an entity incorporated on May 21, 2014 in accordance with the laws and regulations in Hong Kong.

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a wholly foreign-owned enterprise (“WFOE”) in the People’s Republic of China (the “PRC” or “China”).

Universe INC, Universe HK and Universe Technology are currently not engaging in any active business operations and are merely acting as holding companies.

Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”) was incorporated on March 2, 1998 in accordance with PRC laws and is engaged in the research and development and manufacturing of modernized traditional Chinese medicines. Jiangxi Universe owns 100% of the equity interests of Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”), which was incorporated on March 10, 2010 for the purposes of handling the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on December 11, 2019. The Reorganization involved the incorporation of Universe INC and Universe Technology, and the transfer of 100% of the equity interests of Jiangxi Universe to Universe Technology. Consequently, Universe INC, through its subsidiary Universe HK, directly controls Universe Technology and Jiangxi Universe, and became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. Results of operations for the periods presented eliminate the effects of intra-entity transactions.

On March 25, 2021, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares, par value $0.003125 per share (the “ordinary shares”) at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds from the IPO totaled $28.75 million. Net proceeds of the IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established an indirect wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings. As of March 31, 2024 and as of the date of this report, Universe Hanhe has no active business operations.

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “Share Consolidation”); and

(c)	that, upon the effectiveness of the Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated 24 May 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share. The Company’s unaudited condensed consolidated financial statements were retrospectively restated for effect of the 6-for-1 share consolidation. Giving the effects of the share consolidation, there were 3,645,974 ordinary shares issued and outstanding as of March 31, 2024.

Details of the subsidiaries of the Company as of March 31, 2024 are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Universe INC	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Universe HK	May 21, 2014	Hong Kong	100%	Investment holding

Universe Technology	April 18, 2019	PRC	100%	WFOE, Investment holding

Jiangxi Universe	March 2, 1998	PRC	100%	Research and development and manufacturing of modernized traditional Chinese medicines

Universe Trade	March 10, 2010	PRC	100%	Sales of modernized traditional Chinese medicines

Universe Hanhe	May 12, 2021	PRC	100%	Research and development of new pharmaceutical products

The Company, through its wholly-owned subsidiaries, is primarily engaged in the development, manufacturing and sale of traditional Chinese medicines derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, traditional Chinese medicine pieces products and dietary supplements (collectively, “third-party products”). All of these TCMD and third-party products are currently sold to customers including pharmaceutical companies, hospitals, clinics and drugstore chains throughout China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended September 30, 2023 included in the Form 20-F filed on January 30, 2024. Operating results for the six months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2024. All inter-company balances and transactions are eliminated upon consolidation.

Reclassifications

Certain amounts on the prior-years’ consolidated balance sheets and cash flows were reclassified to conform to current-year presentation, with no effect on ending stockholders’ equity.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The business operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of new pharmaceutical products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $69,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that collection is not probable. The Company recovered allowance for uncollectable balances of $265,530 and nil for the six months ended March 31, 2024 and 2023, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recovered inventory reserve of $34,303 and $84,956 for the six months ended March 31, 2024 and 2023, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices of raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2024 and September 30, 2023, the Company recorded no allowance for doubtful accounts, as the Company believed that all advances to suppliers were fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from a financial institution, which can be redeemed anytime. The financial institution invests the Company’s fund in certain financial instruments including debt and money market securities to generate investment income. The short-term investments are deemed to be trading securities and are measured subsequently at fair value in the statement of financial position. Realized gain and change in fair value of short-term investments are included in the unaudited condensed consolidated statements of operations and comprehensive income over the investment period. Realized (loss) gain generated from such short-term investments amounted to $(3,094,084) and $166,931 for the six months ended March 31, 2024 and 2023, respectively. The Company recorded $7,617,502 and nil change in fair value of short-term investments for the six months ended March 31, 2024 and 2023, respectively (see Note 7).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 —	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, short-term investments, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of March 31, 2024 and September 30, 2023 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with Accounting Standards Codification (“ASC”) 321, “Investments—Equity Securities” (“ASC 321”), which also approximates its recorded value.

The following table presents information about the Company’s assets measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2023, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$-	$-	$2,527,603	$2,527,603

	Fair Value Measured as of September 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$-	$-	$13,219,005	$13,219,005

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property and equipment were recorded in operating expenses for the six months ended March 31, 2024 and 2023.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	50 years
Software	3 years

The Company reviews the carrying value of land use rights for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the six months ended March 31, 2024 and 2023.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recorded no impairments of these assets for the six months ended March 31, 2024 and 2023.

Investments in Equity Securities

The Company accounts for its equity investments in accordance with ASC 321. In accordance with ASC 321, equity investment which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices with the changes in fair value recognized as unrealized gains or losses in earnings. Equity investments without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

From March 2009 to September 2017, the Company invested approximately $0.7 million (RMB5 million) in Jiangxi Jian Rural Commercial Bank (“JX RCB Bank”) in exchange for 5% ownership interest in the bank. The purpose of entering into these equity investment agreements with JX RCB Bank was to earn investment income as the bank continues to grow. The Company determined that this investment in equity securities does not have a readily determinable fair value and, accordingly, elected the measurement alternative noted above.

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of March 31, 2024 and September 30, 2023, the Company’s investment in JX RBC Bank amounted to $692,492 (RMB5 million) and $685,307 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the unaudited condensed consolidated balance sheets. Investment income was nil for the six months ended March 31, 2024 and 2023.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investments is less than their carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of March 31, 2024 and September 30, 2023.

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its TCMD and third-party products on a gross basis, as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation, namely, the promise is to transfer the individual goods to customers, and there is no separately identifiable other promise in the contracts. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Cost of Revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of buildings and machinery, warehousing and overhead associated with the manufacturing process.

Research and Development Expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise of employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities. For the six months ended March 31, 2024 and 2023, total research and development expenses were approximately $86,503 and $2,268,335, respectively.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased raw materials and third-party products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses.

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs is expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the unaudited condensed consolidated statements of income and comprehensive income. Advertising expenses amounted to $2,773,300 and $1,340,368 for the six months ended March 31, 2024 and 2023, respectively.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of March 31, 2024 and September 30, 2023.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended March 31, 2024 and 2023. As of March 31, 2024 and September 30, 2023, all of the tax returns of the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2024 and 2023, there were no dilutive shares.

Foreign currency translation

The functional currency for Universe INC is the U.S. Dollar (“US$”). Universe HK uses Hong Kong dollar as its functional currency. However, Universe INC and Universe HK currently only serve as holding companies and did not have active operations as of the date of this report. The Company operates only in the PRC and the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$.

Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	March 31, 2024	March 31, 2023	September 30, 2023
Period-end US$: RMB exchange rate	7.2203	6.8676	7.2960
Period-end US$: HK exchange rate	7.8259	7.8499	7.8308
Period average US$: RMB exchange rate	7.2064	6.9761	7.0533
Period average US$: HK exchange rate	7.8172	7.8303	7.8310

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $111,459 and $173,740 for the six months ended March 31, 2024 and 2023, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning March 31, 2024. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s unaudited condensed consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the Company’s unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its unaudited condensed consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
Accounts receivable	$14,470,157	$11,014,909
Less: allowance for doubtful accounts	(85,929)	(347,306)
Accounts receivable, net	$14,384,228	$10,667,603

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of date of this report, approximately 81.0%, or $11.7 million, of the Company’s net account receivable balance as of March 31, 2024 has been subsequently collected, and the remaining balance is expected to be substantially collected before September 30, 2024.

Allowance for doubtful accounts movement is as follows:

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
Beginning balance	$347,306	$791,827
Additions	-	-
Bad debt recovery	(265,530)	(439,327)
Foreign currency translation adjustments	4,153	(5,194)
Ending balance	$85,929	$347,306

NOTE 4 — INVENTORIES, NET

Inventory consists of the following:

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
Raw materials	$551,993	$635,395
Finished goods	2,870,300	2,777,617
Inventory valuation allowance	(36,241)	(69,746)
Total inventory, net	$3,386,052	$3,343,266

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
Advances to suppliers for inventory raw material purchase	$368,960	$180,643
Less: allowance for doubtful accounts	-	-
Advances to suppliers	$368,960	$180,643

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

NOTE 6 — PREPAYMENT FOR ACQUISITION

On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which, Mr. Xibo Liu transfers his 51% ownership in Yunnan Faxi Pharmaceuticals Co., Ltd. (“Yunnan Faxi”) to the Company at the price of RMB72 million (approximately $10.0 million). Based on contract terms, the Company prepaid RMB25 million (approximately $3.5 million) within three (3) business days upon signing the letter of intent. As of March 31, 2024, the prepayment was recorded as prepayment for acquisition on the balance sheets. The acquisition is expected to be completed and the remaining balance is expected to be paid by January 2025.

NOTE 7 — SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of wealth management financial products purchased from financial institution, which can be redeemed anytime at the Company’s discretion. The financial institution invests the Company’s fund in certain financial instruments including debt and money market securities to generate investment income. Short-term investments consisted of the following:

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
Beginning balance	$13,219,005	$13,148,594
Purchase of short-term investments	313,541	-
Sale of short-term investments	(313,541)	-
Realized (loss) gain on short-term investments	(3,094,084)	38,530
Change in fair value of short-term investments	(7,617,502)	-
Foreign currency translation adjustments	20,184	31,881
Ending balance of short-term investments	$2,527,603	$13,219,005

Realized (loss) gain generated from such short-term investments amounted to $(3,094,084) and $166,931 for the six months ended March 31, 2024 and 2023, respectively. The Company recorded $7,617,502 and nil change in fair value of short-term investments for the six months ended March 31, 2024 and 2023, respectively.

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

		As of
	Useful life	March 31, 2024	September 30, 2023
		(Unaudited)
Buildings	20 years	$7,381,524	$7,304,936
Machinery and equipment	5-10 years	1,946,788	1,896,976
Automobiles	3-5 years	74,476	73,703
Office and electric equipment	3-5 years	480,015	474,830
Subtotal		9,882,803	9,750,445
Less: accumulated depreciation		(6,359,806)	(6,050,480)
Property and equipment, net		$3,522,997	$3,699,965

Depreciation expense was $246,365 and $255,203 for the six months ended March 31, 2024 and 2023, respectively. Income from disposal of fixed assets amounted to nil and $115 for the six months ended March 31, 2024 and 2023, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of
	Useful life	March 31, 2024	September 30, 2023
		(Unaudited)
Land use rights	50 years	$249,018	$246,434
Software	3 years	20,904	20,687
Total		269,922	267,121
Less: accumulated amortization		(122,270)	(118,537)
Intangible assets, net		$147,652	$148,584

Amortization expense was $2,495 and $2,577 for the six months ended March 31, 2024 and 2023, respectively.

Estimated future amortization expense for intangible assets is as follows:

Twelve months ending March 31,	Amortization expense

2025	$4,980
2026	4,980
2027	4,980
2028	4,980
2029	4,980
Thereafter	122,752
$147,652

NOTE 10 — PREPAYMENT FOR CIP PROJECT

Construction in process (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan agreed to help the Company construct four manufacturing factory buildings and an office building with a total estimated budget of RMB165 million (approximately $22.9 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023. However, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, at the beginning of 2024, the Company estimated the construction work to be completed in December 2024. During 2024, new information was discovered about the topographical and surface structures of the land, which required Chenyuan to redo the geological survey. As a result, the construction work is further delayed, and the construction of the four manufacturing factory buildings and the office building is expected to be fully completed and put into use by December 2025 and December 2026, respectively. As of March 31, 2024, the Company had made a prepayment of approximately RMB69.2 million (approximately $9.6 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing factories.

As of March 31, 2024, $395,759 (approximately RMB2.9 million) of the prepayment for the CIP project had been used for construction work, and the amount was recorded as property and equipment in the unaudited condensed consolidated balance sheets. As of March 31, 2024, the remaining $9.2 million prepayment to Chenyuan was recorded as a prepayment for CIP project on the balance sheets.

As of March 31, 2024, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $13.3 million), among which approximately $3.5 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash collected from accounts receivable, and if necessary, borrowings from PRC banks in the future.

As of March 31, 2024, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Twelve months ending March 31,	Capital Expenditure on CIP

2025	$3,427,835
2026	8,697,700
2027	1,142,612
Total	$13,268,147

NOTE 11 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of March 31, 2024, the Company had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025. Since the property is located in the urban downtown area of Ji’an City, the Company plans to use the property for offices in June 2025.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

		As of
	Note	March 31, 2024	September 30, 2023
		(Unaudited)
Short-term bank loans:
Jiangxi Luling Rural Commercial Bank (“LRC Bank”)	(1)	$1,384,984	$2,467,105
Bank of Communications Co., Ltd	(2)	1,246,486	1,233,553
Zhujiang Rural Bank	(3)	415,495	411,184
Beijing Bank	(4)	1,384,984	1,370,614
Total short-term loans		$4,431,949	$5,482,456

(1)

On March 13, 2023, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,096,491) as working capital for one year, with the maturity date on March 12, 2024. The fixed interest rate of the loan was 4.56% per annum. Mr. Gang Lai signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On June 15, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,384,984) as working capital for eleven months, with the maturity date on May 14, 2024. The fixed interest rate of the loan was 4.56% per annum. Mr. Gang Lai signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was subsequently fully repaid upon maturity.

(2)	On June 15, 2023, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB9 million (equivalent to $1,246,486) as working capital for eleven months, with the maturity date on May 18, 2024. The fixed interest rate of the loan was 4.0% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan. The loan was subsequently fully repaid upon maturity.

(3)	On May 5, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Zhujiang Rural Bank to borrow RMB 3 million (equivalent to $415,495) as working capital for one year, with the maturity date on May 4, 2024. The fixed interest rate of the loan was 3.65% per annum. The Company pledged certain patents owned by the Company as collateral to guarantee this loan. The loan was subsequently fully repaid upon maturity.

(4)	On July 24, 2023, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB 10 million (equivalent to $1,384,984) as working capital for one year, with the maturity date on July 18, 2024. The fixed interest rate of the loan was 4.25% per annum. There was no guarantee requirement for this loan. The loan was subsequently fully repaid upon maturity.

NOTE 13 — LONG-TERM BANK LOANS

Long-term bank loans consist of the following:

		As of
	Note	March 31, 2024	September 30, 2023
		(Unaudited)
Long-term bank loans:
LRC Bank	(1)	$2,077,476	$-

(1)	On November 23, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB15 million (equivalent to $2,077,476) as working capital for two years, with the maturity date on November 14, 2025. The fixed interest rate of the loan was 3.95% per annum. The Company pledged buildings of Jiangxi Universe as collateral to guarantee this loan.

For the above-mentioned loans, the Company recorded a total interest expense of $148,860 and $90,044 for the six months ended March 31, 2024 and 2023, respectively.

NOTE 14 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Mr. Yajun Hu	General Manager of Jiangxi Universe
Guangzhou Ningjing Investment Co., Ltd (Guangzhou Ningjing)	Under common control of Mr. Gang Lai

(b) Due from related parties

	As of
Name	March 31, 2024	September 30, 2023
	(Unaudited)
Mr. Yajun Hu	$-	$61,678
Total due from related parties	$-	$61,678

As of September 30, 2023, the balance due from related parties consisted of advanced funds to the Company’s director and general manager, Mr. Yajun Hu. These advances are non-interest bearing and fully repaid on October 12, 2023.

(c) Due to related parties

	As of
Name	March 31, 2024	September 30, 2023
	(Unaudited)
Mr. Gang Lai	$5,515,160	$540,096
Total due to related parties	$5,515,160	$540,096

As of March 31, 2024, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

(d) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from PRC Banks, certain related parties of the Company, including Mr. Gang Lai, the Company’s chairman of the board of directors and chief executive officer, signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 12 and 13).

(e) Prepayment to related party for property purchase

As disclosed in Note 11, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $4.4 million). As of March 31, 2024, the Company had made a prepayment of RMB16 million ($2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025.

On January 13, 2022, Mr. Gang Lai transferred the 5% equity interest he owned in Jiangxi Yueshang to a third party. As such, after this date, Jiangxi Yueshang is no longer the Company’s related party.

(f) Prepaid expenses-related party, non-current

As of March 31, 2024 and September 30, 2023, the Company prepaid Guangzhou Ningjing $96,141 and $35,864 for right to use trademarks, respectively.

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2024 and September 30, 2023, $8,771,774 and $5,223,573 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC. For the six months ended March 31, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the six months ended March 31, 2024, no single customer accounted for more than 10% of the Company’s total revenue. For the six months ended March 31, 2023, one customer accounted for 14.1% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 23.0% and 32.9% of the total revenue for the six months ended March 31, 2024 and 2023, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 33.5% and 30.4% of the Company’s total revenue for the six months ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and September 30, 2023, no customer accounted for more than 10% of the total accounts receivable balance.

For the six months ended March 31, 2024, two suppliers accounted for 29.9% and 10.0% of the total purchases, respectively. For the six months ended March 31, 2023, one supplier accounted for 16.2% of the total purchases.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Universe INC was incorporated under the laws of the Cayman Islands on December 11, 2019. The original authorized number of ordinary shares upon incorporation was 50,000 shares with par value of US$1.00 per share and 50,000 shares were issued. On August 7, 2020, the Company amended its Memorandum of Association to increase the authorized number of shares to 100,000,000 shares with par value of $0.003125 per share, and subdivide the original issued shares from 50,000 shares at par value of $1.00 per share to 16,000,000 ordinary shares with par value of $0.003125 per share. As a result of this forward split of the outstanding ordinary shares at a ratio of 320-for-1 share, a total of 16,000,000 shares were issued and outstanding after the split. The issuance of these 16,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Increased authorized share capital and share consolidation

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “Share Consolidation”); and

(c)	that, upon the effectiveness of the Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated 24 May 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the Share Consolidation at 5:00 p.m. (Cayman Islands time) on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share. The Company’s unaudited condensed consolidated financial statements were retrospectively restated for effect of the 6-for-1 Shares Consolidation (see Note 1). Giving the effects of the Share Consolidation, there were 3,645,974 ordinary shares issued and outstanding as of March 31, 2024.

As of March 31, 2024 and September 30, 2023, the Company had a total of 3,645,974 and 3,625,000 ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, with an exercise price of $5.50 per share (equal to 110% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, are exercisable for five (5) years, and will terminate on the fifth anniversary of the closing of the IPO. Management determined that the Underwriter Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of March 31, 2024, the Underwriter Warrants were issued and outstanding, but none of them had been exercised. For the six months ended March 31, 2024 and 2023, the Underwriter Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of March 31, 2024 and September 30, 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $31,786,663.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of March 31, 2024, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.3 million, among which, approximately $3.4 million is required for the next 12 months from the date of this report (see Note 10).

On May 6, 2021, the Company entered into a real estate property purchase agreement with Jiangxi Yueshang, an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and the Company will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). As of March 31, 2024, the Company had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025 (see Note 11).

NOTE 18 — SUBSEQUENT EVENTS

On April 23, 2024, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Zhujiang Rural Bank to borrow RMB3 million (equivalent to $415,495) as working capital for two years, with the maturity date on April 20, 2026. The fixed interest rate of the loan was 3.65% per annum. The Company pledged certain trademarks owned by the Company as collateral to guarantee this loan.

On April 26, 2024, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,384,984) as working capital for one year, with the maturity date on April 25, 2025. The fixed interest rate of the loan was 4.31% per annum. Mr. Gang Lai and Universe Trade jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On June 16, 2024, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB8.1 million (equivalent to $1,121,837) as working capital for eleven months, with the maturity date on May 13, 2025. The fixed interest rate of the loan was 3.9% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

On July 3, 2024, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB 10 million (equivalent to $1,384,984) as working capital for one year, with the maturity date on July 3, 2025. The fixed interest rate of the loan was 4.15% per annum. Mr. Gang Lai provided credit guarantee for this loan.

On July 15, 2024, the Company closed its self-underwritten public offering (“Offering”) of 20,000,000 ordinary shares, par value $0.01875 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $1.25 per share. The Company raised a total of $25 million through that Offering, before deducting Offering-related expenses of $199,830.

The Company has assessed all subsequent events through the date that these unaudited condensed consolidated financial statements are issued and there are no further material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of March 31, 2024 and September 30, 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
Cash	$69,114	$9,248
Short-term investments	2,527,603	13,219,005
Due from subsidiaries	10,785,261	10,878,344
Total current assets	13,381,978	24,106,597

Non-current assets
Investment in subsidiaries	$13,554,925	$15,426,104

Total assets	$26,936,903	$39,532,701

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to related parties	192,807	-
TOTAL CURRENT LIABILITIES	$192,807	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01875 par value, 166,666,666 shares authorized, 3,645,974 and 3,625,000 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	68,362	67,969
Additional paid-in capital	29,278,766	29,279,159
Retained earnings	(502,618)	12,598,839
Accumulated other comprehensive loss	(2,100,414)	(2,413,266)
Total shareholders’ equity	26,744,096	39,532,701

Total liabilities and shareholders’ equity	$26,936,903	$39,532,701

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2024	2023
Operating costs and expenses:
General and administrative expenses	$(232,809)	$(116,431)

Other income (expenses):
Realized (loss) gain on short-term investments	(3,094,084)	166,931
Change in fair value of short-term investments	(7,617,502)
Other expenses	(291)	(507)

Equity in loss of subsidiaries	(2,156,771)	(765,420)

Net loss	(13,101,457)	(715,427)
Foreign currency translation adjustments	312,852	1,399,775
Comprehensive (loss) income attributable to the Company	$(12,788,605)	$684,348

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(13,101,457)	$(715,427)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	2,156,771	765,420
Realized (loss) gain on short-term investments	3,094,084	(166,931)
Change in fair value of short-term investments	7,617,502	-
Changes in operating assets and liabilities:
Due from subsidiaries	93,083	105,058
Due to related parties	192,807	-
Net cash provided by (used in) operating activities	52,790	(11,880)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(313,541)	-
Sale of short-term investments	313,541	-
Net cash provided by investing activities	-	-

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	7,076	120

CHANGES IN CASH	59,866	(11,760)

CASH, beginning of period	9,248	28,917

CASH, end of period	$69,114	$17,157